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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCE Investment Bankers, Inc.
(a subsidiary of PCE Holdings, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South, Suite 600
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Poole (407) 599-4966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Poole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.), as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCE INVESTMENT BANKERS, INC.
(A Subsidiary of PCE Holdings, Inc.)

FINANCIAL REPORT
(AUDITED)

December 31, 2007

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
PCE Investment Bankers, Inc.
(A Subsidiary of PCE Holdings, Inc.)
Winter Park, Florida

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.), as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.) as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
January 22, 2008

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

ASSETS	
Cash	$ 164,474
Trade accounts receivable	1,682,417
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $93,123	662
Other	3,132
	$ 1,850,685

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY	
Common stock:	
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 8,000 shares issued and outstanding	80
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 2,000 shares issued and outstanding	20
Additional paid-in-capital	1,109,794
Retained earnings	740,791
	1,850,685
	$ 1,850,685

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

REVENUE		
Fees	$ 2,784,077	
Interest income	5,735	
		$ 2,789,812
OPERATING EXPENSES		
General and administrative expenses	1,031,794	
Contract labor	779,792	
Depreciation	4,960	
		1,816,546
Net income		$ 973,266

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2007

	Class A Common Voting	Class B Common Non-Voting	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings
BALANCE, December 31, 2006	$ 80	$ 20	$ 529,794	$ (232,475)
Capital contributions	-	-	580,000	-
Net income	-	-	-	973,266
BALANCE, December 31, 2007	$ 80	$ 20	$ 1,109,794	$ 740,791

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Fees received	$ 1,282,994	
Interest received	5,735	
Payments for contract labor	(779,792)	
Fees and expenses paid	(1,033,864)	
Net cash used in operating activities		$ (524,927)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholder	580,000	
Net cash provided by financing activities		580,000
NET INCREASE IN CASH		55,073
CASH, beginning		109,401
CASH, ending		$ 164,474

RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES		
Net income		$ 973,266
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 4,960	
Increase in trade accounts receivable	(1,501,083)	
Increase in other assets	(2,070)	
		(1,498,193)
Net cash used in operating activities		$ (524,927)

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in May 2003. Effective January 1, 2006, the Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: Revenue includes fees for services and contracts completed in the current year. Revenue also includes non-refundable retainer fees on contracts which have not yet been completed.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2007, no allowance for uncollectible accounts was considered necessary.

Furniture and fixtures: Furniture and fixtures are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2. Operating Leases

The Company entered into a sublease for office space that commenced in September 1999 and expired in March 2003. The Company subsequently exercised an extension of the sublease for a period of five years beginning April 2003. The renewal of the sublease requires monthly installments of $5,672 and provides for annual escalations.

During October 2002, the Company entered into an agreement with a related party under which the sublease will be paid by the related party and a ratable share will be collected from the Company through a management fee. The Company is still primarily responsible for the sublease obligation at December 31, 2007. This agreement is more fully described at Note 5.

Note 2. Operating Leases (continued)

The following is a schedule by years of future minimum rentals under the operating sublease at December 31, 2007:

Year ended December 31,	
2008	$ 17,016

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $164,474, which was $159,474 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2007 was zero to one.

Note 4. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

Note 5. Related Party Transactions

Under a reorganization agreement dated January 1, 2006, the stockholders of PCE Investment Bankers, Inc. exchanged their individual shares of the Company for individual ownership interests in PCE Holdings, Inc. As of that date, the Company became a wholly-owned subsidiary of PCE Holdings, Inc.

The company is under common control with sister companies, PCE Advisory, LLC; PCE Stratus Valuations, LLC, and PCE Indexes, LLC. No consulting services have been performed on behalf of this entity or its subsidiaries for the year ended December 31, 2006.

Note 5. Related Party Transactions (continued)

In addition, PCE Management, Inc. (PCEM) is a subsidiary of PCE Holdings, Inc. On October 1, 2002, the Company entered into a management agreement with PCEM under which certain overhead expenses and other costs would be paid to PCEM monthly in addition to a fee for management services. On July 1, 2004, the Company entered into a separate management agreement with PCEM under which payroll and payroll related expenses would be paid to PCEM monthly. Consequently, operating results and financial position may be different than if these entities were autonomous. Total fees and expenses of $996,794 were paid to PCEM for the year ended December 31, 2007. As of December 31, 2007, the Company had satisfied all liabilities incurred on its behalf by PCEM.

Note 6. Concentration of Credit Risk

The Company maintains cash and cash equivalents at a financial institution. Cash balances at this financial institution totaling $100,000, are insured by the Federal Deposit Insurance Corporation. The uninsured cash balance at December 31, 2007 was $64,374. Management believes the risk of loss associated with the uninsured cash balances to be minimal.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

COMPUTATION OF NET CAPITAL

December 31, 2007

Total equity from statement of financial condition		$ 1,850,685
Deduct ownership equity not allowable for net capital		-
Total capital		1,850,685
Deductions and other charges		
Non-allowable assets:		
Unsecured trade accounts receivable	$ 1,682,417	
Furniture and fixtures, net	662	
Other	3,132	
Total non-allowable assets		1,686,211
Net capital		164,474
Minimum net capital required		5,000
Net capital		$ 159,474
Aggregate indebtedness		$ -
Ratio of aggregate indebtedness to net capital		0 to 1

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
December 31, 2007

Net capital (unaudited)	$ 167,606
Audit adjustments made:	
Nonallowable assets erroneously reported as allowable	
Other assets	(3,132)
Net capital (audited)	$ 164,474

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Stockholders
PCE Investment Bankers, Inc.
(A Subsidiary of PCE Holdings, Inc.)
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of PCE Investment Bankers, Inc. (a Subsidiary of PCE Holdings, Inc.), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scence, Satcher & Jung, P.A.

Winter Park, Florida
January 22, 2008

END